Exhibit 12

Ball Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges

($ in millions)	2009		2008		2007		2006		2005

Earnings before taxes	$537.4		$452.8		$364.5		$446.9		$363.6
Plus:
Interest expensed and capitalized (a)	120.8		144.9		155.8		142.5		121.7
Interest expense within rent	26.0		27.8		28.3		27.7		25.6
Amortization of capitalized interest	4.4		4.8		3.1		2.9		2.9
Distributed income of equity investees	–		14.2		12.9		6.0		11.6
Less:
Interest capitalized	(3.6)		(7.2)		(6.4)		(8.1)		(5.3)

Adjusted earnings	$685.0		$637.3		$558.2		$634.1		$520.1

Fixed charges (b)	146.7		172.7		184.1		170.2		147.3

Ratio of earnings to fixed charges	4.7	x	3.7	x	3.0	x	3.6	x	3.5	x

(a)	Amounts do not include interest for unrecognized tax benefits related to uncertain tax positions.
(b)	Fixed charges include interest expensed and capitalized as well as interest expense within rent.